Randy J. Sparling

(612) 373-8425

Fax: (612) 338-4608

E-mail: rsparling@felhaber.com

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Real Estate & Construction	via EDGAR Correspondence
100 F Street NE
Washington, D.C. 20549
Attention: Catherine De Lorenzo and Ruairi Regan

RE:	Dakota Real Estate Investment Trust
Offering Statement on Form 1-A
SEC File No. 024-11960

Ladies and Gentlemen:

We represent Dakota Real Estate Investment Trust (“Dakota REIT”) and are replying to the matters set forth in your August 19, 2022, letter to Matthew Pedersen, President of Dakota REIT related to the above referenced Offering Statement. The Offering Statement relates to the contemplated offering and issuance of shares to participants in the Dakota REIT Distribution Reinvestment Plan (the “DRIP”).

In the letter, Dakota REIT was requested to confirm in writing that a least one state had advised Dakota REIT that it is prepared to qualify or register the offering. Please be advised that no such qualification or registration is required. Rather, Dakota REIT relies upon exemptions from registration for the DRIP under applicable state securities laws. Almost all of such exemptions are “self-executing” with no requirement of any filing with the state securities administrator for the state.

220 South Sixth Street

Suite 2200

Minneapolis, MN 55402-4504

Phone: 612-339-6321

Fax: 612-338-0535

felhaber.com

August 6, 2021

Most of the DRIP participants are residents of, or are domiciled in, the states of North Dakota, Minnesota and South Dakota. The exemptions relied upon by Dakota REIT for such states are set forth in the table below:

North Dakota

10-04-06. Exempt Transactions.

7. A transaction under an offer to existing securityholders of the issuer, including persons that at the date of the transaction are holders of convertible securities, options, or warrants, if a commission or other remuneration, other than a standby commission, is not paid or given, directly or indirectly, for soliciting a securityholder in this state.

Minnesota

80A.46 SECTION 202; EXEMPT TRANSACTIONS.

The following transactions are exempt from the requirements of sections 80A.49 through 80A.54, except 80A.50, paragraph (a), clause (3), and 80A.71:

15) a transaction under an offer to existing security holders of the issuer, including persons that at the date of the transaction are holders of convertible securities, options, or warrants, if a commission or other remuneration, other than a standby commission, is not paid or given, directly or indirectly, for soliciting a security holder in this state. The person making the offer and effecting the transaction must provide to the administrator notice of the transaction by filing a written description of the transaction. Notice must be filed at least ten days in advance of any transaction or such shorter period as permitted by the administrator;

South Dakota

47-31B-202. Exempt Transactions

(15) A transaction under an offer to existing security holders of the issuer, including persons that at the date of the transaction are holders of convertible securities, options, or warrants, if a commission or other remuneration, other than a standby commission, is not paid or given, directly or indirectly, for soliciting a security holder in this state;

It is Dakota REIT’s practice, prior to allowing a shareholder to participate in the DRIP, to confirm the availability of an exemption. To the extent that (as is the case in North and South Dakota’s exemptions set forth above) the statute and regulations do not address whether a notice to the state’s securities administrator is required, then contact is made with the administrator to confirm whether the exemption is self-executing.

If a notice is required, it is submitted prior to participation in the DRIP being made available for the relevant shareholders. Currently, the only state in which Dakota REIT is making a notice filing that is subject to a limitation on shares issuable under the exemption is Arizona. It is under their A.A.C. R14-4-101. Under their Division File Number 52603 the Arizona Corporation Commission issued its confirmation of the filing and lack of any objection to the claimed exemption as of April 1, 2022. Dakota REIT will “renew” the exemption in early 2023.

The other matter we responding to which was raised in the letter is the potential need for your Office to be advised by FINRA that it has no objection to the compensation arrangements for any FINRA member participants in the Offering. Please be advised that no one is engaged to solicit participation in the DRIP and that is so indicated in the Offering Circular that is included in the Offering Statement.

Should you require any additional information, please contact us.

Yours very truly,

/s/ Randy J. Sparling
Randy J. Sparling